SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 07, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated May 07, 2025 “OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2025”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: May 07, 2025    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2025

The operating update of the Company for the quarter ended 31 March 2025 is as follows:

		QUARTER ENDED	QUARTER ENDED	% change
		31 MAR 2025	31 DEC 2024
Production
Gold produced	kg	1,093	1,245	(12%)
	oz	35,141	40,028	(12%)
Gold sold	kg	1,109	1,278	(13%)
	oz	35,655	41,089	(13%)
Ore milled	Metric (000’t)	6,046	6,368	(5%)
Yield	Metric (g/t)	0.181	0.195	(7%)

Price and costs
Average gold price received	R per kg	1,685,760	1,530,264	10%
	US$ per oz	2,837	2,659	7%
Adjusted EBITDA *	Rm	761.7	781.0	(2%)
	US$m	41.2	43.6	(6%)
Cash operating costs	R per t	175	167	5%
	US$ per t	9	9	—
Cash operating costs	R per kg	964,235	875,801	10%
	US$ per oz	1,623	1,522	7%
All-in sustaining costs **	R per kg	1,074,493	993,202	8%
	US$ per oz	1,808	1,726	5%
All-in costs **	R per kg	1,427,265	1,406,848	1%
	US$ per oz	2,402	2,445	(2%)

Capital expenditure
Sustaining	Rm	61.6	79.6	(23%)
	US$m	3.3	4.4	(25%)
Non-sustaining/growth	Rm	387.1	520.6	(26%)
	US$m	20.9	29.1	(28%)
Average R/US$ exchange rate		18.48	17.90	3%

Rounding of figures may result in computational discrepancies.
* Adjusted earnings before interest, taxes, depreciation and amortisation ("Adjusted EBITDA") may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial Reporting Standards (IFRS) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.
Revenue for the quarter increased by 4% from the previous quarter to R1,873.0 million, mainly as a result of an increase in the average gold price of 10% to R1,685,760/kg. Gold sold decreased by 169kg to 1,109kg.

Gold production decreased by 12% from the previous quarter to 1,093kg, primarily due to a 5% decrease in tonnage throughput and a 7% decrease in yield to 0.181g/t. Tonnages were lower, mainly as a result of unprecedented wet weather conditions, which inhibited access to certain sites and as a consequence, impacted the desired blend of reclamation material. This ultimately affected the average yield achieved.

Cash operating costs remained under control, decreasing to R1,044.2 million. As a result of the reduction in gold production, cash operating costs per kilogram of gold sold increased by 10% from the previous quarter to R964,235/kg. Cash operating costs per tonne increased by 5% to R175/t as a result of the decrease in ore milled quarter on quarter.

All-in sustaining costs per kilogram were R1,074,493/kg, increasing by 8% quarter on quarter mainly due to the decrease in gold production and sustaining capital expenditure. All-in costs per kilogram were R1,427,265/kg, increasing by 1% quarter on quarter, despite a 26% decrease in non-sustaining capital expenditure as continuous rainfall affected construction activities at the Regional Tailings Storage Facility at Far West Gold Recoveries Proprietary Limited.

Adjusted EBITDA decreased by 2% from the previous quarter to R761.7 million.

Cash and cash equivalents increased by R289.3 million to R950.5 million as at 31 March 2025, after paying an interim cash dividend of R258.7 million for the six months ended 31 December 2024. The cash generated during the current quarter will, inter alia, be applied towards the Company’s extended capital expenditure programme. This, coupled with the recent surge in the gold price and barring any unforeseen events, places the Company in a favourable position to consider declaring a final dividend in August 2025.

In the Company’s 2025 condensed consolidated unaudited interim results for the six months ended 31 December 2024 (“HY 2025”), published on 18 February 2025, the Company indicated that it remained on track to achieve the production guidance for the financial year ending 30 June 2025 of between 155,000 ounces and 165,000 ounces. Due to the decrease in tonnages and decrease in yield that has been observed during the quarter ended 31 March 2025, the Company may fall marginally short of its production guidance. As a result of the expected decrease in gold production, the Company may exceed the revised cash operating unit cost guidance of R870 000/kg, as published in the HY 2025.

Change in depository bank

The company is in the process of changing its depository bank for holders of American Depository Receipts (ADRs) to J.P.Morgan.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
7 May 2025

Sponsor
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